Exhibit 99.1

SILVERCORP METALS INC.
Suite 1378 – 200 Granville Street
Vancouver, British Columbia, Canada V6C 1S4

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company’s Shareholders be called and shall be held in the Pan Pacific Hotel, Coal Harbour Room, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3B5 Friday, September 21, 2012 at 10:00 a.m. for the following purposes:

1.	to receive the Report of the Directors;

2.	to receive the audited financial statements of the Company for the year ended March 31, 2012, together with the report of the auditor thereon;

3.	to elect Directors of the Company for the ensuing year;

4.	to re-appoint Ernst & Young LLP, Chartered Accountants, as auditor for the Company for the ensuing year and to authorize the Directors to fix the auditor’s remuneration;

5.	to approve, ratify and confirm all acts of the Directors and Officers of the Company on its behalf during the preceding year; and

6.	to transact such further and other business as may properly be brought before the Meeting or at any adjournments thereof.

Only shareholders of record on August 17, 2012, are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of Proxy and deliver it to the Company’s Transfer Agent, Computershare Investor Services Inc., in accordance with the instructions set out in the form of Proxy and the Circular accompanying this Notice.

DATED at the City of Vancouver, in the Province of British Columbia, this 17th day of August, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“Rui Feng”
Dr. Rui Feng
Chairman, CEO, and Director